DB

19007659

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker-Dealer Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton	Massachusetts	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise M. Gingolaski 215-648-5202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	Philadephia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Denise M. Gingolaski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker-Dealer Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of Feb 20 19.

Signature

FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE TOLLOK, Notary Public
Upper Dublin Township, Montgomery County
My Commission Expires March 25, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSUS BROKER DEALER SERVICES, LLC
(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Statement of Financial Condition
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Ascensus Broker Dealer Services, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, LLC. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2016.

ASCENSUS BROKER DEALER SERVICES, LLC

(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Statement of Financial Condition

December 31, 2018

ASSETS		
Cash	$	6,240,349
Accounts receivable		1,089,830
Prepaid expenses		437,392
Deferred tax asset		6,278
TOTAL ASSETS	**$**	**7,773,849**
LIABILITIES AND MEMBER'S EQUITY		
Due to related parties, net		1,351,410
Tax provision payable to Ascensus, LLC		666,435
Accrued expenses		197,395
Total liabilities		2,215,240
Commitments and contingencies (Note 6)		
Member's Equity		5,558,609
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**7,773,849**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operation

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly owned subsidiary of Ascensus Group, LLC ("Holdings") and incorporated in Delaware. Holdings' other subsidiaries who service college savings programs ("529 Plans") are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Holdings is a wholly owned subsidiary of Ascensus Holdings, Inc. ("Ascensus"). Ascensus is a wholly owned subsidiary of AqGen Island Intermediate Holdings, III, Inc. which is a wholly owned subsidiary of AqGen Ascensus, Inc. (the "Ultimate Parent").

The Company has agreements to provide program management, transfer and servicing, and administration services for various 529 Plans. The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company, AIA and ACSRS are affiliated through common ownership under Holdings (see Note 3).

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and FDIC-insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition.. Actual results could differ from these estimates.

Cash

Cash includes demand bank deposits only. The Company has no cash restriction requirements.

Accounts Receivable

Accounts receivable is comprised of unbilled receivables. Unbilled receivables are accrued when a service has been provided but such services have not yet been billed to the customer. All accounts receivable are expected to be collected within one year. Management monitors receivable balances from its customers and establishes an allowance for balances when collection appears uncertain to reflect management's best estimate of expected recovery. As of December 31, 2018, there were no accounts where collection appears uncertain. There were no accounts written off during 2018.

Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance

is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax obligations are recorded as receivable from or payable to Ascensus, LLC, a wholly-owned subsidiary of Holdings. To the extent that the Company does not pay any resulting tax provision to Ascensus, LLC or receive any resulting tax benefit from Ascensus, LLC, such provision (benefit) will be deemed a contribution or distribution and be recorded as additional paid-in-capital. The Company paid taxes of $825,337 to Ascensus, LLC during the year ended December 31, 2018.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the Statement of Financial Condition is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income tax expense.

Prepaid Expenses

Prepaid expenses include advance commissions and other upfront fees. As of December 31, 2018, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C units sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis. The assets are amortized on a straight line basis over one year and recorded as a reduction to service fee revenue.. The amortization period is consistent with the period the Company is paid on contingent deferred sales charge fees related to the Class C units prior to the ongoing fee received for amounts invested in Class C units starting at month thirteen.

Financial Instruments

The fair value of cash, accounts receivable and accrued expenses approximate the carrying values due to the short period of time to maturity.

New Accounting Standards

The Company did not adopt any recently issued accounting standards as of December 31, 2018. The following recently issued accounting standards have not been adopted by the Company as of December 31, 2018:

Standard	Description	Date of Adoption	Application	Estimated Effect on the Financial Statements
Clarifying the Definition of a Business (ASU 2017-1)	Updated the accounting guidance to clarify the definition of a business with the objective of assisting entities with evaluating whether transactions should be accounted for as acquisitions, or disposals, of assets or businesses.	January 1, 2019; early adoption permitted	Prospective	The impact of this standard will not be material to the Company's financial statements.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group (see Note 1). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Transactions with Ascensus

Ascensus pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus also provides general overhead services to the Company including but not limited to the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged to the Company by Ascensus. As of December 31, 2018, the net amount of cash owed by the Company to Ascensus was $90,329 and is included in Due to related parties, net on the Statement of Financial Condition. The

Company will settle the amount due to Ascensus during the year ended December 31, 2019.

Transactions with Holdings and subsidiaries

In general, the Company, AIA, and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans.

Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. Pursuant to a documented policy, the Company, AIA, or ACSRS generally share revenue when each company provides services to a 529 Plan. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. As of December 31, 2018, the net amount of cash owed by the Company to AIA, and ACSRS was $1,261,081 and is included in Due to related parties, net on the Statement of Financial Condition. The Company will settle the amount due to AIA and ACSRS during the year ended December 31, 2019.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2018, the Company had net capital of $4,025,109, which was $3,775,109 in excess of its required minimum net capital of $250,000. The Company's net capital ratio is 1.82 to 1.

Note 5: Income Taxes

Effective January 1, 2018 the Company changed its status from a C-corporation to a limited liability company. The Company is a single-member limited liability company that is treated as a disregard entity for federal income tax purposes and is included in the consolidated federal income tax return filed by the Ultimate Parent. The Company is included in combined and separate state and local income tax returns of the Ultimate Parent. The Company has computed its income tax expense under the separate return method.

Federal and state income taxes are calculated as if the Company filed a separate income tax return. The effective tax rate is 23.85% and varies from the U.S. federal statutory rate of 21% due to the impact of state taxes, net of federal benefit. The Company has a current tax provision payable to Ascensus, LLC in the amount of $666,435 included in the Statement of Financial Condition. The deferred tax asset of $6,278 is primarily related to share-based compensation.

The Company has no uncertain tax positions as of December 31, 2018 and with few exceptions, the Company is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2015.

Note 6: Commitments and Contingencies

Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims. These proceedings and claims have not been finally resolved and the Company cannot make any assurances as to their ultimate disposition. It is in management's opinion, based on the information currently available at this time, that the expected outcomes of these matters will not have a material adverse effect on the financial position, the results of operations or cash flows of the Company.

The Company recognizes liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings.

The Company's agreements with the States include certain representations and warranties and provide general

indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

Commitments

The Company, pursuant to some of its agreements with the States, has annual commitments to either pay cash directly to the State or pay marketing and administrative costs for the respective States. Some of the annual commitments increase annually based on changes in the consumer price index. As of December 31, 2018, the total future contractual commitments for the Company were $2,750,939.

The future annual commitment obligations were as follows:

Year	Amount
2019	$ 1,093,539
2020	710,927
2021	500,603
2022	201,241
2023	12,000
Thereafter	232,629

Note 7: Concentrations and Risks

As of December 31, 2018, 529 Plans for four States covering five plans accounted for 87% of total accounts receivable. These plans are subject to renewal on State procurement rules in: (i) 2025 representing 37% of total accounts receivable; (ii) 2021 representing 22% of total accounts receivable; (iii) 2031 representing 19% of total accounts receivable; and (iv) 2022 representing 9% of total accounts receivable.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Note 8: Subsequent Events

Effective January 1, 2019 Ascensus Financial Services, LLC ("AFS"), another wholly-owned subsidiary of Ascensus, merged into the Company. AFS is a broker-dealer registered with the SEC and with FINRA and provides wholesale mutual fund commission collection services for retirement and benefit plans serviced by Ascensus. Upon the merger, there were no material federal or state income tax gains or losses recognized. As a result of this merger: (i) there was not a material change to the Company's operations; and (ii) there was no change to the Company's net capital and ratio of aggregate indebtedness to net capital requirements.